Exhibit 99.1

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.

We confirm our commitment with the process of improving our operations while maintaining a healthy capital structure to allow the flexibility to respond to the constant changes in the industry.

Third Quarter 2014 Results

Third Quarter 2014 Results

MAXCOM REPORTS RESULTS FOR THE THIRD QUARTER OF 2014

Mexico City, October 23th, 2014. – Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom”, or “the Company”) (NYSE: MXT) (BMV: MAXCOM CPO), one of the leading integrated telecommunications companies in Mexico, announced today its unaudited financial and operating results for the quarter ended September 30th, 2014.

NOTE: The monetary amounts in this report have been presented in accordance to International Financial Reporting Standards (IFRS). Amounts are expressed in millions of current Mexican Pesos.

Business Management: Operative Highlights

o	Total company Revenue Generating Units or RGUs, decreased by 3% to 628,545 in 3Q14 compared to the same period of the last year. The Company registered RGU net connections of minus 17,576 during the year. The difference mainly due by disconnection of approximately 34 thousand RGUs with low ARPU during the 4Q13.
o	As a result of the disconnections mentioned, total company customer base decreased by 10% to reach 256,691 customers.
o	When compared to the same period of last year, voice RGUs decreased 8% reaching 346,186. Voice RGUs include residential voice, commercial voice, public telephone lines and wholesale lines.
o	Data residential RGUs increased by 12% to reach 167,195 compared to 149,377 in 3Q13.
o	The number of coin operated public phones totaled 33,841, presenting a decrease of 6% in comparison to those in 3Q13.
o	The total mobile RGUs base reached 42,555 units which is 4% less than the number registered in 3Q13.
o	Pay TV number of RGUs reached 69,703 which represent a decrease of 6% with respect to the figure recorded in 3Q13.
o	The residential RGU per customer rate, had a marginally increase at 1.9 with respect at the same ratio of 3Q13.
o	The commercial RGU per customer rate went from 26.5 in the 3Q13 to 35.0 at the end of the 3Q14.

3Q14	Concept	3Q13
253,904	Residential Customers	282,087
199,223	Voice	237,511
165,596	Data	147,553
29,318	Mobile	29,830
69,527	TV	66,659

487,402	Residential RGUs	514,569
208,015	Voice	247,115
167,195	Data	149,377
42,489	Mobile	44,030
69,703	TV	74,047
1.9	RGU per Residential Customer	1.8

2,787	Commercial Customers	3,000
2,484	Voice	2,698
1,318	Data	1,382
11	Mobile	14
180	Other	180

98,314	Commercial RGUs	79,636
95,342	Voice	76,532
2,628	Data	2,756
66	Mobile	72
278	Other	276
35.3	RGU per Commercial Customer	26.5

33,841	Public Telephony RGUs	35,831

8,988	Wholesale RGUs	16,085

628,545	Total RGUs	646,121

346,186	Voice RGUs (voice lines in service)	375,563
256,691	Total Number of Customers	285,087

2

Third Quarter 2014 Results

Business Management: Revenues and Expenses

Revenues

Reported revenues for the third quarter of 2014 amounted Ps.707 million, presenting an increase of 10% compared to the same quarter of last year. This increase is supported by the performance of the wholesale business unit.

	3Q14		3Q13		Δ%
Residential	Ps.	223	Ps.	220	1%
Commercial		164		174	(6)%
Public Telephony		32		39	(18)%
Wholesale		285		205	39%
Other Revenue		3		4	(25)%
Total	Ps.	707	Ps.	642	10%

Total Maxcom revenues for the nine months ended on September 30th reach the figure of Ps.2,030 million, which represent an increase of 9% with respect to revenues of Ps.1,860 million recorded cumulatively in the same period of 2013.

	9M14		Weight %	9M13		Weight %	Δ%
Residential	Ps.	670	33%	Ps.	722	38%	(7)%
Commercial		509	25%		498	27%	2%
Public Telephony		97	5%		112	6%	(13)%
Wholesale		742	36%		516	28%	44%
Other Revenue		12	1%		12	1%	-
Total	Ps.	2,030	100%	Ps.	1,860	100%	9%

Residential

This segment represented 32% of total revenues during 3Q14, a lower participation than the obtained during 3Q13, of 34%. Compared to 3Q13, revenues in this business unit had an increase of 1% (Ps.3 million), the increase was mainly due to additional mobile revenue.

For the nine months ended on September 30th, 2014, revenues for the residential business totaled Ps.670 million, a decrease of 7% in comparison with the Ps.722 million registered in the same period of 2013.

The average revenue per unit (“ARPU”) for the residential business was Ps.153 in the 3Q14, 3% higher than ARPU of Ps.148 registered in 3Q13.

The rate of RGU per customer marginally increased to 1.9 during the 3Q14 with respect at the 3Q13.

Commercial

Revenues of the commercial segment represented 23% of total revenues during the 3Q14, compared to 27% recorded in the 3Q13. Revenues reached Ps.164 million, a decrease of 6% in comparison with Ps.174 million registered during 3Q13. The variances is explained by the sale and lease of capacity on the 3Q13, which not was possible to repeat on this quarter.

3

Third Quarter 2014 Results

For the nine months ended on September 30th, 2014, revenues for the commercial business were Ps.509 million, representing an increase of 2% in comparison with the Ps.498 million registered in the same period of 2013.

Commercial business ARPU during 3Q14 was Ps.577, below than Ps.765 recorded in 3Q13.

The number of RGUs per commercial customer increased 32% to 35.0 RGUs per customer when compared to 26.5 reached in 3Q13.

Public Telephony

The public telephony income represented 5% of total revenues in 3Q14. Revenues reached Ps.32 million, a decrease of 18% (Ps.7 million) in comparison to Ps.39 million obtained in the same period in 2013. The decrease in revenues is attributed to a reduction in network usage, as well as a minor number of telephones in operation.

For the nine months of 2014, the revenues from public telephony were Ps.97 million, which compares with the Ps.112 million of the same period of 2013 represents a decrease of 13%.

Wholesale

In 3Q14, wholesale revenues increased by 39% (Ps.80 million) reaching Ps.285 million, compared to Ps.205 million registered during the same period in the previous year. The growth in this business unit was due to the increase in the international traffic carried through our network.

In cumulative way, for the nine months of 2014 income of wholesale business unit registered Ps.742 million, representing an increase of 44% in comparison with the income of Ps.516 million recognized in the same period of the previous year.

Other Revenues

Other revenue concept contributed marginally and reached Ps.3 million, almost the same figure of 3Q13. These revenues during the nine months of 2014 reached Ps.12 million, same amount recording at September 2013.

Network Operation Cost

Network Operation Costs in 3Q14 increased by 34% or Ps.94 million to reach Ps.374 million in comparison to Ps.280 million in 3Q13. This increase was mainly due to additional Ps.95 million incurred in interconnection costs and technical expenses, partially offset by Ps.1 million decrease in installation expenses.

For the period of 9 months ended on September 30th, 2014, the total network operation costs amounted Ps.1,071 million, compared to Ps.793 million in the same period of the last year; a variation of 35%. In both cases, quarterly and cumulative, the variation mainly derived from the important increase in the international traffic termination costs related to the wholesale business.

SG&A

SG&A expenses were Ps.181 million in 3Q14 a 3% or Ps.6 million increase in comparison to the Ps.175 million reported in the same period of 2013. In the nine months of 2014 expenses amounted to Ps.525 million, slightly increase of 1% in comparison with the Ps. 520 million of the previous year.

4

Third Quarter 2014 Results

EBITDA and Adjusted EBITDA

EDITDA for 3Q14 was Ps.153 million, below the Ps.188 million registered in the same period last year. EBITDA Margin was 22% during the period, lesser that the 29% registered in 3Q13. For the nine months ended on September 30th, 2014, EBITDA amounted to Ps.435 million, a 21% decrease in comparison to the Ps.548 million recorded in the same period of 2013. EBITDA margin for the nine months of 2014 was 21%, lower than the 29% of the same period 2013.

Adjusted EBITDA for 3Q14 was Ps.153 million, 14% or Ps.25 million below than the Ps.178 million registered in the same period last year. Adjusted EBITDA Margin was 22% during the period, lower than the 28% registered in the same period of 2013.

Operating Income (Loss)

The Company registered an operating income for 3Q14 of Ps.42 million, an increase in comparison to an operating loss of Ps.5 million reported in the same period of 2013. For the nine months ended on September 30th, 2014 the company reported an operating income of Ps.111 million, above at the operating loss of Ps.11 million reported in the same period previous year.

Comprehensive Financial Result

During the quarter, the Company registered a net financing cost of Ps.99 million, in comparison with a loss of Ps.85 million registered in the same period of 2013. The variation of Ps.14 million is mainly explained by the offset between less interest expenses generated by the restructured debt and an important exchange rate loss in this quarter. It´s worth to mention that this exchange rate loss do not represent cash disbursement.

	3Q14	3Q13	ΔPs.	D%
Interest Expense	45	78	(33)	(42)%
Interest (Income)	(3)	-	(3)	-
Valuation Effects – Net	7	-	7	-
Exchange Rate (Gain) Loss – Net	50	7	43	614%
Total	99	85	14	16%

For the nine months ended on September 30th, 2014, comprehensive financial loss for the Company reached Ps.212 million, compared to the Ps.254 million recorded in the same period of 2013.

Taxes

At the end of the 3Q14, the Company did not recorded taxes.

Net Income

The Company posted a net loss during 3Q14 of Ps.56 million, in comparison to the net loss of Ps.91 million reported in the same period of 2013, the effect is a lower loss of 38%. For the nine months ended on September 30th, 2014, the Company registered a net accumulated loss of Ps.101 million in comparison to the net loss of Ps.266 million recorded in the same period of 2013.

5

Third Quarter 2014 Results

Liquidity and Capital Sources

	Third Quarter Ended	Third Quarter Ended
Millions of Pesos	September 30, 2014	September 30, 2013
Resources from Operations and Working Capital	35	126
CAPEX	(200)	(144)
Free Cash Flow	(165)	(18)
Financing Activities	1	(13)
Cash and Financial Instruments at the Start of the Period	1,795	116
Cash and Financial Instruments at the End of the Period	1,631	85

	Nine Months Ended	Nine Months Ended
Millions of Pesos	September 30, 2014	September 30, 2013
Resources from Operations and Working Capital	126	296
CAPEX	(425)	(370)
Free Cash Flow	(299)	(74)
Financing Activities	(22)	12
Cash and Financial Instruments at the Start of the Period	1,954	147
Cash and Financial Instruments at the End of the Period	1,633	85

Capital Expenditures

The Capital Expenditures during the period totaled Ps.200 million, an increase of 39% or Ps.56 million of the amount invested in 3Q13. Capital Expenditures were primarily used to increase and improve the capacity our fiber optics transport network and the internet infrastructure, and to renew our operation systems.

For the nine months ended on September 30th, 2014 capital expenditures reached Ps.425 million, above of the Ps.370 million recorded in the same period of 2013.

Indebtedness

At September 30th, 2014 the Company reported its Indebtedness level at Ps.2,407 million. The Company’s leverage ratio measured by Debt to EBITDA is at 4.76 times and the Net Debt to EBITDA is at 1.53 times during this period.

Comparative leverage ratios:

	3Q14	2Q14	3Q13
Net Debt/EBITDA LTM	1.53	0.93	3.34

Additional Information

We expect that the growth of the Company continues for be capable to generate the results and the flows that permit to have a sustainable balance that endorse the commitment with bondholders and with the public investor.

6

Third Quarter 2014 Results

About MAXCOM

MAXCOM Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. MAXCOM launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacan, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of MAXCOM Telecomunicaciones, S.A.B. de C.V. and has not been reviewed by the Mexican National Banking and Securities Commission (CNBV) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of MAXCOM’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.

For more information contact:

Rodrigo Wright

México, D.F., México

(52 55) 4770-1170

rodrigo.wright@maxcom.com

This document may include forward-looking statements that involve risks and uncertainties. Such forward-looking statements are subject to risks, uncertainties and other factors, including those detailed from time to time in Maxcom’s U.S. Securities and Exchange Commission filings, which could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. Maxcom cautions readers that any forward-looking statement in this press release or made by the company’s management involves risks and uncertainties that may change based on various important factors not under Maxcom’s control. These forward-looking statements represent Maxcom’s judgment as of the date of this press release. Maxcom disclaims any intent or obligation to update these forward-looking statements.

###

7

Third Quarter 2014 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT FINANCIAL POSITION IFRS

Thousand of Mexican Pesos (''Ps.'')

	As of September 30,		As of September 30,		vs 3Q 2013
	2014		2013		Var $		Var %
ASSETS:
CURRENT ASSETS:
Cash and financial instruments	Ps.	1,632,033	Ps.	85,248	Ps.	1,546,785	1,814%
		1,632,033		85,248		1,546,785	1,814%
Accounts receivable:
Customers, net of allowance		640,943		663,438		(22,495)	(3)%
Value added tax refundable		153,592		89,248		64,344	72%
Other sundry debtors		47,801		74,702		(26,901)	(36)%
		842,336		827,388		14,948	2%

Inventory		26,796		15,318		11,478	75%
Prepaid expenses		13,917		23,966		(10,049)	(42)%
Total current assets		2,515,082		951,920		1,563,162	164%

Frequency rights, net		4,603		15,133		(10,530)	(70)%
Telephone network systems and equipment, net		2,985,775		3,836,226		(850,451)	(22)%
Intangible assets, net		87,126		99,541		(12,415)	(12)%
Deposits		8,712		8,542		170	2%
Deferred taxes		8,794		9,793		(999)	(10)%
Other assets		2,151		2,151		-	-

Total assets	Ps.	5,612,243	Ps.	4,923,306	Ps.	688,937	14%

LIABILITIES
CURRENT LIABILITIES:
Senior notes		-		2,301,844		(2,301,844)	(100)%
Interest payable		43,080		226,496		(183,416)	(81)%
Accounts payable and accrued expenses		303,512		272,992		30,520	11%
Notes payable		-		4,125		(4,125)	(100)%
Customers deposits		2,331		2,278		53	2%
Hedging valuation		1,994		-		1,994	100%
Payroll and other taxes payable		30,225		7,615		22,610	297%
Total current liabilities		381,142		2,815,350		(2,434,208)	(86)%

LONG-TERM LIABILITIES:
Senior notes		2,013,279		-		2,013,279	100%
Notes payable		-		4,321		(4,321)	(100)%
Other accounts payable		35,696		24,854		10,842	44%
Pensions and post-retirement obligations		5,430		5,503		(73)	(1)%
Other long term liabilities		58,174		157,633		(99,459)	(63)%
Long Term Liabilities		2,112,579		192,311		1,920,268	999%
Total liabilities	Ps.	2,493,721	Ps.	3,007,661	Ps.	(513,940)	(17)%

SHAREHOLDERS' EQUITY
Capital stock		7,082,904		4,828,481		2,254,423	47%
Premium on capital stock		40,033		5,404		34,629	641%
Accumulated deficit		(3,903,422)		(2,652,693)		(1,250,729)	(47)%
Net profit (loss) for the period		(100,993)		(265,547)		164,554	62%
Total shareholders' equity	Ps.	3,118,522	Ps.	1,915,645	Ps.	1,202,877	63%

Total liabitilies and equity	Ps.	5,612,243	Ps.	4,923,306	Ps.	688,937	14%

8

Third Quarter 2014 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME IFRS

Thousand of Mexican Pesos (''Ps.'')

	3 month ended September 30,						vs 3M 2013			9 months ended September 30,						vs 9M 2013
	2014		%	2013		%	$ var		% var	2014		%	2013		%	$ var		% var

TOTAL REVENUES	Ps.	707,235	100%	Ps.	642,136	100%	Ps.	65,099	10%	Ps.	2,030,361	100%	Ps.	1,860,156	100%	Ps.	170,205	9%

Network operating services		330,373	47%		250,905	39%		79,468	32%		948,151	47%		692,557	37%		255,594	37%
Technical expenses		42,568	6%		27,346	4%		15,222	56%		120,685	6%		93,969	5%		26,716	28%
Installation expenses		667	0%		1,548	0%		(881)	(57)%		1,687	0%		6,194	0%		(4,507)	(73)%
Cost of network operation		373,608	53%		279,799	44%		93,809	34%		1,070,523	53%		792,720	43%		277,803	35%

GROSS PROFIT		333,627	47%		362,337	56%		(28,710)	(8)%		959,838	47%		1,067,436	57%		(107,598)	(10)%

Selling, general and administrative expenses		180,508	26%		174,714	27%		5,794	3%		525,236	26%		519,723	28%		5,513	1%

EBITDA		153,119	22%		187,623	29%		(34,504)	(18)%		434,602	21%		547,713	29%		(113,111)	(21)%

Depreciation and amortization		88,714			155,155			(66,441)	(43)%		272,682			427,293			(154,611)	(36)%
Other (Income) Expense		22,043			20,310			1,733	9%		51,043			83,478			(32,435)	(39)%
Reorganization		-			17,500			(17,500)	100%		-			48,215			(48,215)	100%

Operating income (loss)		42,362			(5,342)			47,704	893%		110,877			(11,273)			122,150	1,084%

Comprehensive (income) cost of financing:
Interest expense		44,767			78,963			(34,196)	(43)%		112,367			221,232			(108,865)	(49)%
Interest (income) loss, net		(3,110)			(303)			(2,807)	(926)%		(21,093)			(5,619)			(15,474)	(275)%
Valuation effects, net		7,197			-			7,197	100%		57,506			9,341			48,165	516%
Exchange (income) loss, net		49,719			6,837			42,882	627%		63,090			29,320			33,770	115%
		98,573			85,497			13,076	15%		211,870			254,274			(42,404)	(17)%

INCOME (LOSS) BEFORE TAXES		(56,211)			(90,839)			34,628	38%		(100,993)			(265,547)			164,554	62%

Taxes:
Income tax		-			-			-	-		-			-			-	-
Defered Income Tax		-			-			-	-		-			-			-	-
Total tax		-			-			-	-		-			-			-	-

NET INCOME (LOSS)	Ps.	(56,211)		Ps.	(90,839)		Ps.	34,628	38%	Ps.	(100,993)		Ps.	(265,547)		Ps.	164,554	62%

Weighted average basic shares		3,057,503			789,819						3,057,503			789,819
Weighted average fully diluted		3,060,503			-						3,060,503			-

Earnings per share basic		(0.02)			(0.12)						(0.03)			(0.34)
Earnings per share diluted		(0.02)			-						(0.03)			-

9

Third Quarter 2014 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY IFRS

Thousand of Mexican Pesos (''Ps.'')

			Additional						Total
	Capital		paid-in				Repurchase		shareholders'
	stock		capital		Deficit		of shares		equity

Balances as of December 31, 2012	Ps.	4,814,428	Ps.	3,592	Ps.	(2,652,693)	Ps.	-	Ps.	2,165,327

Reclassification of additional paid-in capital		14,053		-		-		-		14,053

Stock option plan		-		1,812		-		-		1,812

Comprehensive net loss		-		-		(265,547)		-		(265,547)

Balances as of September 30, 2013	Ps.	4,828,481	Ps.	5,404	Ps.	(2,918,240)	Ps.	-	Ps.	1,915,645

			Additional						Total
	Capital		paid-in				Repurchase		shareholders'
	stock		capital		Deficit		of shares		equity

Balances as of December 31, 2013	Ps.	7,028,634	Ps.	40,033	Ps.	(3,903,422)	Ps.	-	Ps.	3,165,245

Increased in capital Stock		54,270		-		-		-		54,270

Stock option plan		-		-		-		-		-

Comprehensive net loss		-		-		(100,993)		-		(100,993)

Balances as of September 30, 2014	Ps.	7,082,904	Ps.	40,033	Ps.	(4,004,415)	Ps.	-	Ps.	3,118,522

10

Third Quarter 2014 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW IFRS

Thousand of Mexican Pesos (''Ps.'')

	3 months ended September 30,				vs 2013			9 months ended September 30,				vs 2013
	2014		2013		$ var		% var	2014		2013		$ var		% var

Operating Activities:
Income before taxes	Ps.	(56,211)	Ps.	(90,839)	Ps.	34,628	38%	Ps.	(100,993)	Ps.	(265,547)	Ps.	164,554	62%

Items without cash flow		228,620		230,767		(2,147)	(1)%		549,050		667,303		(118,253)	(18)%
Cash flow from income/loss before taxes		172,409		139,928		32,481	23%		448,057		401,756		46,301	12%

Cash flow from:
Accounts receivables		(16,323)		31,197		(47,520)	(152)%		(42,081)		(2,633)		(39,448)	(1,498)%
Inventory		2,215		1,882		333	18%		(10,099)		3,003		(13,102)	(436)%
Accounts payables		(66,691)		(41,510)		(25,181)	(61)%		(66,497)		(42,621)		(23,876)	(56)%
Other assets and liabilities		(55,415)		(4,858)		(50,557)	(1,041)%		(203,741)		(62,863)		(140,878)	(224)%
Cash flow from operation activities		(136,214)		(13,289)		(122,925)	(925)%		(322,418)		(105,114)		(217,304)	(207)%

Net cash flow from operating activities		36,195		126,639		(90,444)	(71)%		125,639		296,642		(171,003)	(58)%

Cash flow from:
Telephone network systems and equipment, net		(200,393)		(144,261)		(56,132)	(39)%		(425,439)		(369,757)		(55,682)	(15)%
Cash flow from capital expeditures		(200,393)		(144,261)		(56,132)	(39)%		(425,439)		(369,757)		(55,682)	(15)%

Cash in excess/(required) to be used in financing activities		(164,198)		(17,622)		(146,576)	(832)%		(299,800)		(73,115)		(226,685)	(310)%

Cash flow from :

Vendor financing		-		(3,282)		3,282	100%		(8,348)		(2,215)		(6,133)	(277)%
Capital stock		1,003		981		22	100%		54,270		14,053		40,217	100%
Additional paid in capital		-		-		-	-		-		9		(9)	(100)%
Other financing activities		-		(11,049)		11,049	100%		(67,781)		-		(67,781)	NA
Cash flow from financing activities		1,003		(13,350)		14,353	108%		(21,859)		11,847		(33,706)	(285)%

Increase (decrease) in cash and temporary investments		(163,195)		(30,972)		(132,223)	(427)%		(321,659)		(61,268)		(260,391)	(425)%

Cash and financial instruments at beginning of the period		1,795,228		116,220		1,679,008	1,445%		1,953,692		146,516		1,807,176	1,233%
Cash and cash equivalents at the end of the period	Ps.	1,632,033	Ps.	85,248	Ps.	1,546,785	1,814%	Ps.	1,632,033	Ps.	85,248	Ps.	1,546,785	1,814%

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